January 22, 2010

Mail Stop 3010

Mr. Steven B. Waters
Vice President
National Partnership Investments Corp.
55 Beattie Place, PO Box 1089
Greenville, SC 29602

RE: **Real Estate Associates Limited VII**
Form 10-K for the year ended December 31, 2008
Filed March 31, 2009
Form 10-Q for the period ended June 30, 2009
Filed August 14, 2009
File No. 0-13810

Dear Mr. Waters:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Kristi Marrone
Staff Accountant